January 5, 2018

By EDGAR Correspondence

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-07657

Dear Ms. Blye:

We refer to the comment letter, dated December 21, 2017 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Global Security Risk, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filings referenced above.

We have set forth below the text of each of the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s response.

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General

Comment 1

You stated in your letter to us dated November 13, 2014 that you generated travel commissions and fees in connection with your business related to Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, joint ventures, merchants or other direct or indirect arrangements. You should describe any products and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response 1

Since the Company’s letter to the Staff dated November 13, 2014, the Company has not solicited any business in, or issued charge or credit cards to residents of, Sudan or Syria and has not sold Travelers Cheques in those countries. The Company has a compliance program to comply with applicable obligations under U.S. and other laws, including economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. Among other requirements, the Company’s policies prohibit unauthorized dealings with Sudan and Syria, including by its subsidiaries and joint ventures.

The only activities of the Company associated with Sudan and Syria since November 13, 2014, are in connection with travel-related services that are exempt from the relevant prohibitions. Specifically, 31 C.F.R. 538.212(d) of the Sudanese Sanctions Regulations, which sanctions regulations were revoked in October 2017, and 31 C.F.R. 542.211(c) of the Syrian Sanctions Regulations provide that the applicable prohibitions do not apply to transactions ordinarily incident to travel to or from any country, including importation or exportation of accompanied baggage for personal use and arrangement or facilitation of such travel.

The Company offers travel-related services in the United States and internationally, and through the Company’s non-consolidated joint venture, American Express Global Business Travel (“GBT JV”), which was established on June 30, 2014 with the formerly wholly-owned Global Business Travel operations of the Company and an external cash investment (the Company retained a 50 percent interest in the GBT JV and an unrelated third-party investor group held the remaining 50 percent interest). Thus, the Company and the GBT JV have engaged in, and may from time to time in the future engage in, travel-related services that are not prohibited.

Comment 2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response 2

The Company’s activities related to Sudan or Syria are not quantitatively or qualitatively material to the business of the Company. As noted in Comment 1 above, any revenues generated in connection with activities related to Sudan and Syria for the last three fiscal years and the subsequent interim period were related to non-prohibited activities incident to travel. The Company had no assets or liabilities associated with Sudan or Syria as of December 31, 2014, 2015 and 2016 and September 30, 2017.

The Company estimates that during the three-year period and subsequent interim period from January 1, 2014 to September 30, 2017, it generated less than $275,000 of revenue in the aggregate associated with travel arrangements relating to travel to and from Sudan and less than $1,000 in the aggregate associated with travel arrangements relating to travel to and from Syria.

The GBT JV has informed the Company that during the period following the GBT JV transaction on June 30, 2014 to September 30, 2017, it estimates it generated less than $775,000 of revenue in the aggregate associated with travel arrangements relating to travel to and from Sudan and less than $1,000 of revenue in the aggregate associated with travel arrangements relating to travel to and from Syria. Such revenues would be included in the results of operations of the GBT JV, which the Company accounts for under the equity method of accounting, with the Company’s share of the net income (loss) of the GBT JV reported as other revenues on the Company’s Consolidated Statements of Income beginning July 1, 2014 and in subsequent periods.

For broader context, during the three-year period and subsequent interim period from January 1, 2014 to September 30, 2017, the Company generated approximately $123.8 billion of total revenues net of interest expense in the aggregate, including approximately $11.5 billion in other fees and commissions in the aggregate, which include revenues from American Express Global Business Travel only from January 1, 2014 to June 30, 2014, when the above-mentioned transaction was completed to establish the GBT JV, and approximately $8.3 billion in other revenues in the aggregate.

From a qualitative perspective, the Company does not believe that its business activities associated with Sudan or Syria raise any meaningful risk of having a potential material adverse effect on the Company’s brand, reputation or share value or otherwise pose a material risk to the Company’s security holders or would influence a reasonable investor in his, her or its investment decision.

The Company has, from time to time, received inquiries from security holders and members of the media regarding its business activities in certain countries. The Company has responded to these inquiries by indicating that it seeks to make good on its promise to support global travel by legitimate and valued clients while establishing policies that comply with applicable laws and regulations. There has been no significant negative shareholder or Card Member reaction to such activities.

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The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-0488 or Richard Starr at 212-640-5785.

Very truly yours,

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and
Chief Financial Officer

cc:	Pradip Bhaumik, Special Counsel, Securities and Exchange Commission
Era Anagnosti, Legal Branch Chief, Division of Corporation Finance, Securities and Exchange Commission
Kenneth I. Chenault, Chairman and Chief Executive Officer, American Express Company
Linda Zukauckas, Controller, American Express Company
David F. Fabricant, Deputy Controller, American Express Company
Laureen E. Seeger, General Counsel, American Express Company
Richard M. Starr, Managing Counsel, American Express Company